As filed with the Securities and Exchange Commission on February 7, 2011

Registration No. 333-170282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to the

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CALIX, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	3661	68-0438710
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

1035 N. McDowell Boulevard

Petaluma, California

(707) 766-3000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Carl Russo

President and Chief Executive Officer

1035 N. McDowell Boulevard

Petaluma, CA 94954

(707) 766-3000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Patrick A. Pohlen, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Robert L. Howard-Anderson President and Chief Executive Officer Occam Networks, Inc. 6868 Cortona Drive Santa Barbara, CA 93117 (805) 692-2900	Robert F. Kornegay, Esq. Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the first merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-170282

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Explanatory Note

This Post-Effective Amendment No. 2 to Calix, Inc.’s Registration Statement on Form S-4 (Registration No. 333-170282) originally filed with the Securities and Exchange Commission on November 2, 2010, as amended by Amendment No. 1, filed December 14, 2010 and as amended by Post-Effective Amendment No. 1, filed December 14, 2010, is being filed for the sole purpose of amending the exhibit index to include Exhibit No. 99.3, which Exhibit 99.3 is filed herewith, and is being filed in accordance with Rule 462(d) under the Securities Act of 1933, as amended, and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission. No changes have been made to Part I or Part II of the Registration Statement other than to include Exhibit 99.3 in Item 21(a) of Part II as set forth below.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145(a) of the General Corporation Law of the State of Delaware (“DGCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Calix’s amended and restated certificate of incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, the directors will not be personally liable to Calix or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to Calix or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Calix’s amended and restated certificate of incorporation and amended and restated bylaws provide that the company is required to indemnify its directors and officers, in each case to the fullest extent permitted by the DGCL. The amended and restated bylaws also provide that Calix is obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit Calix to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether the company would otherwise be permitted to indemnify him or her under the provisions of the DGCL. Calix has entered into agreements to indemnify its directors, executive officers and other employees as determined by the board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Calix believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Calix also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the Calix amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against the directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Calix directors and officers, even though an action, if successful, might benefit the company and its stockholders. Further, a stockholder’s investment may be adversely affected to the extent that Calix pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Calix has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of the Calix directors, officers or employees for which indemnification is sought, and the company is not aware of any threatened litigation that may result in claims for indemnification.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following Exhibits are filed as part of this registration statement unless otherwise indicated:

Exhibit Number	Exhibit Description

2.1†	Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC, Occam Networks, Inc. (attached as Annex A to the proxy statement/prospectus).*

2.2†	Support Agreement, dated September 16, 2010, by and among Calix, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC and certain stockholders of Occam Networks, Inc. (attached as Annex D to the proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation of Calix, Inc. (filed as Exhibit 3.3 to Amendment No. 7 to Calix’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference herein).

3.2	Amended and Restated Bylaws of Calix, Inc. (filed as Exhibit 3.5 to Amendment No. 7 to Calix’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference herein).

4.1	Form of Calix, Inc.’s Common Stock Certificate (filed as Exhibit 4.1 to Amendment No. 7 to Calix’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference herein).

4.2	Amended and Restated Investors’ Rights Agreement, by and between Calix, Inc. and the investors listed on Exhibit A thereto, dated May 29, 2009 (filed as Exhibit 4.2 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.3	Common Stock Purchase Warrant, between Calix, Inc. and Parallel Design and Development, dated August 15, 2000 (filed as Exhibit 4.3 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.4	Common Stock Purchase Warrant, between Calix, Inc. and The Palmer Group, dated August 15, 2000 (filed as Exhibit 4.4 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.5	Common Stock Purchase Warrant, between Calix, Inc. and Wright Engineered Plastics, Inc., dated August 15, 2000 (filed as Exhibit 4.5 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.6	Common Stock Purchase Warrant, between Calix, Inc. and The Jean W. and Ayman F. Partnership, dated August 22, 2000 (filed as Exhibit 4.6 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.7	Common Stock Purchase Warrant, between Calix, Inc. and Douglas Comer, dated June 12, 2001 (filed as Exhibit 4.7 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.8	Common Stock Purchase Warrant, between Calix, Inc. and Jonathan Canis, dated July 10, 2001 (filed as Exhibit 4.8 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.9	Common Stock Purchase Warrant, between Calix, Inc. and Steve Jensen, dated September 17, 2001 (filed as Exhibit 4.9 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.10	Common Stock Purchase Warrant, between Calix, Inc. and Scott Bradner, dated September 22, 2001 (filed as Exhibit 4.10 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.11	Common Stock Purchase Warrant, between Calix, Inc. and Object Savvy, Inc., dated December 11, 2001 (filed as Exhibit 4.11 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.12	Common Stock Purchase Warrant, between Calix, Inc. and Timothy P. Willis, dated December 11, 2001 (filed as Exhibit 4.12 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.13	Common Stock Purchase Warrant, between Calix, Inc. and Jack D. Wright, dated January 10, 2002 (filed as Exhibit 4.13 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.14	Common Stock Purchase Warrant, between Calix, Inc. and Paris Precision Products, dated April 2, 2002 (filed as Exhibit 4.14 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.15	Common Stock Purchase Warrant, between Calix, Inc. and Decision Design, dated April 9, 2002 (filed as Exhibit 4.15 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.16	Common Stock Purchase Warrant, between Calix, Inc. and Aguillar Engineering, Inc., dated July 9, 2002 (filed as Exhibit 4.16 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.17	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003 (filed as Exhibit 4.17 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.18	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003 (filed as Exhibit 4.18 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.19	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003 (filed as Exhibit 4.19 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.20	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003 (filed as Exhibit 4.20 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.21	Series E Preferred Stock Purchase Warrant, between Calix, Inc. and Greater Bay Bancorp, dated February 27, 2004 (filed as Exhibit 4.21 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.22	Warrant to Purchase Stock, between Optical Solutions, Inc. and Silicon Valley Bank, dated August 16, 2004 (filed as Exhibit 4.22 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.23	Assignment, between Silicon Valley Bank and Silicon Valley Bancshares, dated August 19, 2004 (filed as Exhibit 4.23 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.24	Common Stock Purchase Warrant, between Calix, Inc. and Chris Moore, dated February 14, 2005 (filed as Exhibit 4.24 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.25	Amended and Restated Warrant, between Optical Solutions, Inc. and Partners for Growth, L.P., dated January 30, 2006 (filed as Exhibit 4.25 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.26	Amended and Restated Warrant, between Optical Solutions, Inc. and Partners for Growth, L.P., dated January 30, 2006 (filed as Exhibit 4.26 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.27	Warrant to Purchase Stock, between Calix, Inc. and Greater Bay Venture Banking, a division of Greater Bay Bank N.A., dated September 4, 2007 (filed as Exhibit 4.27 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

5.1†	Opinion of Latham & Watkins, LLP.

8.1†	Opinion of Wilson Sonsini Goodrich & Rosati, P.C. as to tax matters.

10.1	Calix Networks, Inc. Amended and Restated 2000 Stock Plan and related documents (filed as Exhibit 10.1 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

10.2	Calix Networks, Inc. Amended and Restated 2002 Stock Plan and related documents (filed as Exhibit 10.2 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.3	Optical Solutions, Inc. Amended and Restated 1997 Long-Term Incentive and Stock Option Plan and related documents (filed as Exhibit 10.3 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

10.4	Calix, Inc. 2010 Equity Incentive Award Plan and related documents (filed as Exhibit 10.2 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.5	Form of Indemnification Agreement made by and between Calix, Inc. and each of its directors, executive officers and some employees (filed as Exhibit 10.5 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.6	Lease, between RNM Lakeville, LLC and Calix, Inc., dated February 13, 2009 (filed as Exhibit 10.6 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

10.7	Amended and Restated Loan and Security Agreement, by and between Calix, Inc. and Silicon Valley Bank, dated August 21, 2009 (filed as Exhibit 10.7 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

10.8	Offer Letter, between Calix, Inc. and Carl Russo, dated November 1, 2006 (filed as Exhibit 10.8 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.9	Offer Letter, between Calix, Inc. and Kelyn Brannon-Ahn, dated April 2, 2008 (filed as Exhibit 10.9 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.10	Offer Letter, between Calix, Inc. and Tony Banta, dated August 25, 2005 (filed as Exhibit 10.10 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.11	Offer Letter, between Calix, Inc. and John Colvin, dated March 3, 2004 (filed as Exhibit 10.11 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.12	Offer Letter, between Calix, Inc. and Kevin Pope, dated December 21, 2008 (filed as Exhibit 10.12 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.13	Offer Letter, between Calix, Inc. and Roger Weingarth, dated February 17, 2003, as amended April 13, 2004 (filed as Exhibit 10.13 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.14	Calix, Inc. Non-Employee Director Equity Compensation Policy (filed as Exhibit 10.14 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.15	Calix, Inc. Employee Stock Purchase Plan (filed as Exhibit 10.15 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.16	Calix, Inc. Non-Employee Director Cash Compensation Policy (filed as Exhibit 10.16 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.17	Amendment No. 1 to Amended and Restated Loan and Security Agreement, between Silicon Valley Bank and Calix, Inc., dated March 8, 2010 (filed as Exhibit 10.17 to Amendment No. 7 to Calix’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference herein).

23.1†	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of SingerLewak LLP.

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.4	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1).

24.1†	Power of Attorney (see page II-9 of the original filing of this Form S-4).

99.1†	Form of Occam Networks, Inc. Proxy Card.

99.2†	Consent of Jefferies & Company, Inc.

99.3	Supplement to the Definitive Proxy Statement/Prospectus filed on December 14, 2010 with the Securities and Exchange Commission, filed on February 7, 2011.

*	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger and Reorganization have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.
†	Previously filed.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed, to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether ‘such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petaluma, State of California, on February 7, 2011.

CALIX, INC.

By:	/s/ Carl Russo
Carl Russo President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Carl Russo	President, Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2011
Carl Russo

/s/ Kelyn Brannon	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 7, 2011
Kelyn Brannon

*
Don Listwin	Director, Chairman of the Board	February 7, 2011

*
Michael Ashby	Director	February 7, 2011

*
Michael Everett	Director	February 7, 2011

*
Robert Finzi	Director	February 7, 2011

*
Michael Flynn	Director	February 7, 2011

*
Adam Grosser	Director	February 7, 2011

*
Michael Matthews	Director	February 7, 2011

*By:	/s/ Carl Russo
Carl Russo
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1†	Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC, Occam Networks, Inc. (attached as Annex A to the proxy statement/prospectus).*

2.2†	Support Agreement, dated September 16, 2010, by and among Calix, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC and certain stockholders of Occam Networks, Inc. (attached as Annex D to the proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation of Calix, Inc. (filed as Exhibit 3.3 to Amendment No. 7 to Calix’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference herein).

3.2	Amended and Restated Bylaws of Calix, Inc. (filed as Exhibit 3.5 to Amendment No. 7 to Calix’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference herein).

4.1	Form of Calix, Inc.’s Common Stock Certificate (filed as Exhibit 4.1 to Amendment No. 7 to Calix’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference herein).

4.2	Amended and Restated Investors’ Rights Agreement, by and between Calix, Inc. and the investors listed on Exhibit A thereto, dated May 29, 2009 (filed as Exhibit 4.2 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.3	Common Stock Purchase Warrant, between Calix, Inc. and Parallel Design and Development, dated August 15, 2000 (filed as Exhibit 4.3 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.4	Common Stock Purchase Warrant, between Calix, Inc. and The Palmer Group, dated August 15, 2000 (filed as Exhibit 4.4 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.5	Common Stock Purchase Warrant, between Calix, Inc. and Wright Engineered Plastics, Inc., dated August 15, 2000 (filed as Exhibit 4.5 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.6	Common Stock Purchase Warrant, between Calix, Inc. and The Jean W. and Ayman F. Partnership, dated August 22, 2000 (filed as Exhibit 4.6 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.7	Common Stock Purchase Warrant, between Calix, Inc. and Douglas Comer, dated June 12, 2001 (filed as Exhibit 4.7 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.8	Common Stock Purchase Warrant, between Calix, Inc. and Jonathan Canis, dated July 10, 2001 (filed as Exhibit 4.8 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.9	Common Stock Purchase Warrant, between Calix, Inc. and Steve Jensen, dated September 17, 2001 (filed as Exhibit 4.9 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.10	Common Stock Purchase Warrant, between Calix, Inc. and Scott Bradner, dated September 22, 2001 (filed as Exhibit 4.10 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.11	Common Stock Purchase Warrant, between Calix, Inc. and Object Savvy, Inc., dated December 11, 2001 (filed as Exhibit 4.11 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.12	Common Stock Purchase Warrant, between Calix, Inc. and Timothy P. Willis, dated December 11, 2001 (filed as Exhibit 4.12 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.13	Common Stock Purchase Warrant, between Calix, Inc. and Jack D. Wright, dated January 10, 2002 (filed as Exhibit 4.13 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.14	Common Stock Purchase Warrant, between Calix, Inc. and Paris Precision Products, dated April 2, 2002 (filed as Exhibit 4.14 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.15	Common Stock Purchase Warrant, between Calix, Inc. and Decision Design, dated April 9, 2002 (filed as Exhibit 4.15 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.16	Common Stock Purchase Warrant, between Calix, Inc. and Aguillar Engineering, Inc., dated July 9, 2002 (filed as Exhibit 4.16 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.17	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003 (filed as Exhibit 4.17 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.18	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003 (filed as Exhibit 4.18 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.19	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003 (filed as Exhibit 4.19 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.20	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003 (filed as Exhibit 4.20 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.21	Series E Preferred Stock Purchase Warrant, between Calix, Inc. and Greater Bay Bancorp, dated February 27, 2004 (filed as Exhibit 4.21 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.22	Warrant to Purchase Stock, between Optical Solutions, Inc. and Silicon Valley Bank, dated August 16, 2004 (filed as Exhibit 4.22 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.23	Assignment, between Silicon Valley Bank and Silicon Valley Bancshares, dated August 19, 2004 (filed as Exhibit 4.23 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.24	Common Stock Purchase Warrant, between Calix, Inc. and Chris Moore, dated February 14, 2005 (filed as Exhibit 4.24 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.25	Amended and Restated Warrant, between Optical Solutions, Inc. and Partners for Growth, L.P., dated January 30, 2006 (filed as Exhibit 4.25 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.26	Amended and Restated Warrant, between Optical Solutions, Inc. and Partners for Growth, L.P., dated January 30, 2006 (filed as Exhibit 4.26 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

4.27	Warrant to Purchase Stock, between Calix, Inc. and Greater Bay Venture Banking, a division of Greater Bay Bank N.A., dated September 4, 2007 (filed as Exhibit 4.27 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

5.1†	Opinion of Latham & Watkins, LLP.

8.1†	Opinion of Wilson Sonsini Goodrich & Rosati, P.C. as to tax matters.

10.1	Calix Networks, Inc. Amended and Restated 2000 Stock Plan and related documents (filed as Exhibit 10.1 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

10.2	Calix Networks, Inc. Amended and Restated 2002 Stock Plan and related documents (filed as Exhibit 10.2 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.3	Optical Solutions, Inc. Amended and Restated 1997 Long-Term Incentive and Stock Option Plan and related documents (filed as Exhibit 10.3 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

10.4	Calix, Inc. 2010 Equity Incentive Award Plan and related documents (filed as Exhibit 10.2 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.5	Form of Indemnification Agreement made by and between Calix, Inc. and each of its directors, executive officers and some employees (filed as Exhibit 10.5 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.6	Lease, between RNM Lakeville, LLC and Calix, Inc., dated February 13, 2009 (filed as Exhibit 10.6 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

10.7	Amended and Restated Loan and Security Agreement, by and between Calix, Inc. and Silicon Valley Bank, dated August 21, 2009 (filed as Exhibit 10.7 to Calix’s Registration Statement on Form S-1 filed with the SEC on November 20, 2009 (File No. 333-163252) and incorporated by reference herein).

10.8	Offer Letter, between Calix, Inc. and Carl Russo, dated November 1, 2006 (filed as Exhibit 10.8 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.9	Offer Letter, between Calix, Inc. and Kelyn Brannon-Ahn, dated April 2, 2008 (filed as Exhibit 10.9 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.10	Offer Letter, between Calix, Inc. and Tony Banta, dated August 25, 2005 (filed as Exhibit 10.10 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.11	Offer Letter, between Calix, Inc. and John Colvin, dated March 3, 2004 (filed as Exhibit 10.11 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.12	Offer Letter, between Calix, Inc. and Kevin Pope, dated December 21, 2008 (filed as Exhibit 10.12 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.13	Offer Letter, between Calix, Inc. and Roger Weingarth, dated February 17, 2003, as amended April 13, 2004 (filed as Exhibit 10.13 to Amendment No. 1 to Calix’s Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference herein).

10.14	Calix, Inc. Non-Employee Director Equity Compensation Policy (filed as Exhibit 10.14 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.15	Calix, Inc. Employee Stock Purchase Plan (filed as Exhibit 10.15 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.16	Calix, Inc. Non-Employee Director Cash Compensation Policy (filed as Exhibit 10.16 to Amendment No. 6 to Calix’s Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference herein).

10.17	Amendment No. 1 to Amended and Restated Loan and Security Agreement, between Silicon Valley Bank and Calix, Inc., dated March 8, 2010 (filed as Exhibit 10.17 to Amendment No. 7 to Calix’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference herein).

23.1†	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of SingerLewak LLP.

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.4	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1).

24.1†	Power of Attorney (see page II-9 of the original filing of this Form S-4).

99.1†	Form of Occam Networks, Inc. Proxy Card.

99.2†	Consent of Jefferies & Company, Inc.

99.3	Supplement to the Definitive Proxy Statement/Prospectus filed on December 14, 2010 with the Securities and Exchange Commission, filed on February 7, 2011.

*	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger and Reorganization have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.
†	Previously filed.